First Quarter 2026 The Bank of N.T. Butterfield & Son Limited Earnings Presentation April 29, 2026

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, our intention to, identify and enter into acquisitions or other strategic transactions and the timing and anticipated benefits thereof (including with respect to the acquisition of R&H Guernsey), and involve known and unknown risks, uncertainties and other factors, which may be beyond our control. These risks and uncertainties may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including Butterfield’s ability to realize the anticipated benefits of the acquisition of R&H Guernsey in the expected time-frames or at all; Butterfield’s ability to successfully integrate R&H Guernsey’s operations into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the risk that revenues following the acquisition of R&H Guernsey may be lower than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the acquisition; risks associated with the disruption of management’s attention from ongoing business operations due to the acquisition; and the outcome of any legal proceedings that may be instituted against Butterfield or R&H Guernsey. Other factors that may impact Butterfield’s future results, performance or achievements include worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful entry into, completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions, success in business retention (including the retention of relationships associated with our acquisition of R&H Guernsey), potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum President and Group Chief Financial Officer Jody Feldman Managing Director, Bermuda • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • First Quarter 2026 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings Sustainability Awards

4 Financials

5 First Quarter 2026 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q4 2025 vs. Q1 2025 Q1 2026 $ % $ % Net Interest Income $ 93.3 $ 0.7 $ 4.0 Non-Interest Income 62.6 (3.6) 4.2 Provision for Credit Losses (1.4) (1.6) (1.8) Non-Interest Expenses* (91.9) 3.4 2.5 Net Income $ 62.6 $ (1.2) (1.8) % $ 8.9 16.5 % Non-Core Items** 0.6 0.5 (2.4) Core Net Income** $ 63.2 $ (0.6) (1.0) % $ 6.5 11.4% • Net income of $62.6 million, or $1.53 per share • Core net income** of $63.2 million, or $1.55 per share • Return on average common equity of 22.1%; core return on average tangible common equity** of 24.1% • Net Interest Margin of 2.75%, cost of deposits of 1.24% • Quarterly cash dividend of $0.50 per common share • Repurchases of 0.8 million shares at a total cost of $42.4 million • Closed previously announced acquisition of Rawlinson & Hunter Guernsey on April 15, 2026 * Includes income taxes ** See the Appendix for a reconciliation of non-GAAP measures $53.8 $53.3 $61.1 $63.8 $62.6 $56.7 $53.7 $63.3 $63.8 $63.2 Net income Core Net Income** Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 20.9% 20.3% 22.5% 22.7% 22.1% 24.2% 22.3% 25.5% 24.6% 24.1% Return on Equity Core Return on Average Tangible Common Equity** Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $89.3 $92.6 $93.3 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) and net interest margin (“NIM”) are higher compared to the prior quarter due to: ◦ lower cost of deposits as central banks have reduced market interest rates; ◦ increased investment yields with assets deployed into higher yielding available-for-sale investment securities; and ◦ partially offset by lower loan and treasury yields following the aforementioned rate cuts, coupled with lower day count in the first quarter of 2026 • Average investment volumes continue to increase as assets were deployed into higher yielding available-for-sale investment securities • Average loan volumes were relatively flat compared to the prior quarter (In US$ millions) Q1 2026 vs. Q4 2025 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,646.1 3.35% $ 57.4 (0.09) % Investments 5,714.1 2.78% 28.0 0.06 % Loans (net) 4,399.8 5.84% 3.5 (0.17) % Interest Earning Assets 13,760.0 3.91% 88.9 (0.06) % Interest Bearing Liabilities 10,150.5 (1.57) % 24.3 0.16 % Net Interest Margin 2.75% 0.06%

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q1 2026 vs. Q4 2025 Asset management $ 10.4 $ — Banking 16.3 (3.5) Foreign exchange revenue 14.6 0.9 Trust 16.7 (0.9) Custody and other 3.7 (0.3) Other 1.0 0.2 Total Non-Interest Income $ 62.6 $ (3.6) $58.4 $66.3 $62.6 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 • Total non-interest income decreased by $3.6 million versus the prior quarter, primarily due to: ◦ lower banking fees due to prior period seasonality; ◦ a decrease in trust revenue driven by reduced time-based and special fees, and ◦ partially offset by higher foreign exchange revenue driven by volume • The fee income ratio was 40.6% in the first quarter of 2026 which compares favorably to historical peer* averages Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)		Q1 2026	vs. Q4 2025 $		vs. Q4 2025 %
Salaries & Benefits**	$	46.1	$	(0.6)	(1.3)%
Technology & Comm.		15.4		(1.2)	(7.4)%
Professional & O/S Services		5.0		(1.4)	(21.9)%
Property		7.7		(0.8)	(9.0)%
Indirect Taxes		6.9		1.5	27.9 %
Marketing		1.8		(0.2)	(9.9)%
Intangible Amortization		2.0		(0.2)	(8.2)%
Other		5.1		(0.3)	(5.4)%
Total Core Non-Interest Expenses*	$	89.9	$	(3.1)	(3.4)%
Non-Core Expenses*		0.6		0.5	>100%
Non-Interest Expenses	$	90.5	$	(2.6)	(2.8)%

Core Non-Interest Expense* Trend

(In US$ millions)



$90.3
$93.1
$89.9
59.8%
57.2%
56.4%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* decreased compared to the prior quarter with the following underlying movements:
  - lower professional and outside services fees for project work;
  - lower technology and communications expenses; and
  - partially offset by an increase in payroll taxes related to the annual vesting of share-based compensation
- Core efficiency ratio* of 56.4% decreased compared to the prior quarter and was favorable to the Bank's through-cycle core efficiency ratio target of 60%

* See the Appendix for a reconciliation of non-GAAP measures

** Includes Non-Service Employee Benefits Expense

8

9 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased to $12.9 billion from $12.7 billion at the prior year end • Average deposit balances remained flat at $12.8 billion in Q1 2026 compared to the prior year end • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 28.7% vs Q4 2025 (In US$ millions) Q1 2026 Q4 2025 % Cash and cash equivalents $ 1,942 $ 1,709 14 % Reverse Repos & S/T Investments 1,930 1,853 4 % Investments 5,676 5,688 — % Loans (net) 4,394 4,382 — % Other Assets 483 462 5 % Total Assets $ 14,425 $ 14,095 2 % Int. Bearing Deposits $ 10,246 $ 9,997 3 % Non-Int. Bearing Deposits 2,636 2,701 (2) % Other Liabilities 407 255 60 % Shareholders’ Equity 1,136 1,142 (1) % Total Liab. & Equity $ 14,425 $ 14,095 2% $14.0 $14.1 $14.4 $5.4 $5.7 $5.7 $4.5 $4.4 $4.4 Total assets Investments Loans Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 $12.6 $12.7 $12.9 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Total Deposits (In US$ billions)

10 Asset Quality Non-Accrual Loans (In US$ millions) $103.8 $91.3 $90.2 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Res Mtg 70.7% Consumer 4.4% Comm’l R/E 13.0% Other Comm’l 5.2% Government 6.6% Loan Distribution 0.00% 0.00% 0.00% Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.4 billion $5.7 billion Investment Portfolio Rating Distribution • 71% of the total loan portfolio consists of full-recourse residential mortgages of which 79% have loans-to-values below 70% • Non-accrual loans were relatively flat for the quarter at 2.0% • Allowance for credit losses at $26.3 million represented an ACL/Total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio remained at a negligible level as a % of total gross loans AAA 0.2% AA 99.8%

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q1 2026	vs. Q4 2025	Duration	vs. Q4 2025	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	$ 3,646.1	$ 57.4	0.2	0.1	N/A
AFS	2,742.0	84.9	2.9	—	3.4
HTM**	2,972.1	(56.9)	7.0	—	8.0
Total	$ 9,360.2	$ 85.4			

Interest Rate Sensitivity



8.0%
4.0%
3.4%
1.8%
(2.1)%
(5.2)%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration decreased to 4.8 years in line with the fixed portfolio maturing down, partially offset by forward rates rising
- Interest rate sensitivity has increased against the prior quarter, driven by changes in asset composition with an increase in short duration assets
- Net unrealized losses on AFS securities increased to $99.7 million as at March 31, 2026, compared with net unrealized losses of $89.4 million as at the end of the fourth quarter of 2025
- Based on implied forward rates, the AFS OCI is expected to further improve by 20% in the next 12 months and 47% in the next 24 months

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2025 comparative data is used as Q1 2026 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

11

12 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate of $0.50 per common share • TCE/TA ratio*** of 7.3%, conservatively above the targeted range of 6.0% to 6.5% • Tangible book value per share*** increased by 0.6% compared to the prior quarter at $26.56 Regulatory Capital - Total Capital Ratio 26.9% 13.5% 15.5% Butterfield Current BMA Minimum US Peer Median** *** See the Appendix for a reconciliation of non-GAAP measures 8.5% 12.8% 7.3% 12.3% 1.2% 0.5% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median** $86.2 $79.9 $77.7 $20.0 $88.6 $155.3 $146.7 $42.4 Combined Payout Ratio Share Repurchases Cash Dividend 2023 2024 2025 Q1 2026 Combined Payout Ratio * * 2026 is based on year to date cash dividends, share repurchases and net income ** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2025 comparative data is used as Q1 2026 peer information was not widely available at time of publication. 78% 109% 97% 100%

13 Appendix

14 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 20% 21% 21% 49% 48% 50% 31% 31% 30% $12.6 $12.7 $12.9 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 35% 35% 33% 45% 44% 45% 20% 21% 22% $4.5 $4.5 $4.6 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 25% 27% 27% 47% 46% 50% 28% 27% 23% $3.9 $4.1 $4.0 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 1% 1% 1% 54% 53% 55% 45% 46% 44% $4.2 $4.2 $4.2 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026

15 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans Loan Portfolio Composition by Originating Segment (US$ Billions) Fixed vs. Floating Rate Loans (US$ Billions) 29% 27% 26% 23% 19% 20% 49% 54% 54% $3.6 $3.1 $3.1 Bermuda Cayman UK and Channel Islands Total Residential Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 37% 33% 32% 24% 24% 24% 39% 43% 44% $5.1 $4.4 $4.4 Bermuda Cayman UK and Channel Islands Total Loans Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 43% 45% 44% 57% 55% 56% $5.1 $4.4 $4.4 Fixed Floating Total Loans Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 24% 18% 16% 9% 6% 5% 21% 25% 27% 46% 51% 52% $1.4 $1.1 $1.1 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate Total Commercial Loans Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026

16 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $+180 Change vs Q4 2025 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) +240 -60 $+10 Change vs Q4 2025 Volume FX Translation 71% 71% 72% 21% 23% 22% 8% 6% 6% $12.6 $12.7 $12.9 USD / USD Pegged GBP Other Total deposits Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 59% 58% 57% 40% 42% 43% 1% —% —% $4.5 $4.4 $4.4 USD / USD Pegged GBP Other Total loans Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 +40 -30

17 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 36% 36% 35% 35% 34% 71% 71% 70% 70% NTB US Peer Median* Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 26% 26% 25% 25% 27% 5% 5% 5% 6% NTB US Peer Median* Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2026 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2026	2025				2024			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets									
Cash and cash equivalents	$ 1,942	$ 1,709	$ 1,501	$ 1,450	$ 2,097	$ 1,998	$ 2,067	$ 2,390	$ 1,746
Reverse Repos & S/T Investments	1,930	1,853	1,987	2,247	1,498	1,785	1,750	1,289	1,480
Investments	5,676	5,688	5,675	5,458	5,448	5,513	5,468	5,168	5,168
Loans, Net	4,394	4,382	4,468	4,578	4,518	4,474	4,648	4,585	4,644
Other Assets	483	462	456	453	458	462	441	506	490
Total Assets	$ 14,425	$ 14,095	$ 14,086	$ 14,185	$ 14,020	$ 14,231	$ 14,373	$ 13,939	$ 13,528
Liabilities and Equity									
Total Deposits	$ 12,882	$ 12,698	$ 12,721	$ 12,838	$ 12,608	$ 12,746	$ 12,738	$ 12,548	$ 12,131
Long-Term Debt	—	—	—	—	99	99	99	99	99
Other Liabilities	407	255	259	278	256	366	472	293	304
Total Liabilities	$ 13,289	$ 12,953	$ 12,980	$ 13,116	$ 12,962	$ 13,211	$ 13,309	$ 12,940	$ 12,533
Common Equity	$ 1,136	$ 1,142	$ 1,106	$ 1,069	$ 1,058	$ 1,021	$ 1,064	$ 999	$ 995
Total Equity	$ 1,136	$ 1,142	$ 1,106	$ 1,069	$ 1,058	$ 1,021	$ 1,064	$ 999	$ 995
Total Liabilities and Equity	$ 14,425	$ 14,095	$ 14,086	$ 14,185	$ 14,020	$ 14,231	$ 14,373	$ 13,939	$ 13,528
Key Metrics									
CET 1 Ratio	26.8 %	27.6 %	26.9 %	26.0 %	25.2 %	23.5 %	22.1 %	22.5 %	22.6 %
Total Tier 1 Capital Ratio	26.8 %	27.6 %	26.9 %	26.0 %	25.2 %	23.5 %	22.1 %	22.5 %	22.6 %
Total Capital Ratio	26.9 %	27.8 %	27.0 %	26.2 %	27.7 %	25.8 %	24.3 %	24.8 %	24.9 %
Leverage ratio	7.5 %	7.6 %	7.5 %	7.3 %	7.4 %	7.3 %	7.1 %	7.3 %	7.5 %
Risk-Weighted Assets (in $ millions)	4,139	3,991	4,014	4,063	4,207	4,539	4,776	4,668	4,648
Risk-Weighted Assets / total assets	28.7 %	28.3 %	28.5 %	28.6 %	30.0 %	31.9 %	33.2 %	33.5 %	34.4 %
Tangible common equity ratio	7.3 %	7.5 %	7.3 %	6.9 %	6.9 %	6.6 %	6.8 %	6.5 %	6.7 %
Book value per common share (in $)	28.68	28.58	27.25	26.01	25.07	23.78	24.09	22.12	21.53
Tangible book value per share (in $)	26.56	26.41	25.06	23.77	22.94	21.70	21.90	20.03	19.45
Non-accrual loans/gross loans	2.0 %	2.1 %	2.0 %	2.0 %	2.3 %	1.7 %	1.9 %	1.5 %	1.3 %
Non-performing assets/total assets	1.2 %	0.8 %	1.0 %	0.8 %	1.1 %	1.1 %	1.5 %	1.1 %	1.2 %
Allowance for credit losses/total loans	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.5 %	0.5 %

* Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

18

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q1 2026			Q4 2025			Q1 2025		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 3,646.1	$ 30.1	3.35 %	$ 3,588.7	$ 31.1	3.44 %	$ 3,519.3	$ 34.5	3.98 %
Investment in securities	5,714.1	39.2	2.78 %	5,686.1	39.0	2.72 %	5,462.6	36.1	2.68 %
AFS	*2,742.0*	*22.3*	*3.31 %*	*2,657.1*	*21.9*	*3.27 %*	*2,247.5*	*17.8*	*3.21 %*
HTM	*2,972.1*	*16.8*	*2.30 %*	*3,029.0*	*17.1*	*2.24 %*	*3,215.1*	*18.3*	*2.31 %*
Loans	4,399.8	63.4	5.84 %	4,396.3	66.6	6.01 %	4,455.3	69.4	6.32 %
Commercial	*1,171.2*	*16.6*	*5.75 %*	*1,188.6*	*18.3*	*6.11 %*	*1,320.3*	*20.6*	*6.32 %*
Consumer	*3,228.6*	*46.8*	*5.88 %*	*3,207.7*	*48.3*	*5.98 %*	*3,135.0*	*48.8*	*6.32 %*
Total interest earning assets	13,760.0	132.7	3.91 %	13,671.1	136.8	3.97 %	13,437.3	140.0	4.23 %
Other assets	455.9			444.9			430.7		
Total assets	$ 14,215.8			$ 14,116.0			$ 13,868.0		
Liabilities									
Deposits - interest bearing	$ 10,143.9	$ (39.3)	(1.57)%	$ 10,125.1	$ (44.1)	(1.73)%	$ 9,853.4	$ (49.1)	(2.02)%
Securities sold under agreement to repurchase	6.6	(0.1)	(3.99)%	1.2	—	(4.53)%	16.3	(0.2)	(4.42)%
Long-term debt	—	—	— %	—	—	— %	98.7	(1.4)	(5.63)%
Interest bearing liabilities	10,150.5	(39.4)	(1.57)%	10,126.3	(44.2)	(1.73)%	9,968.5	(50.7)	(2.06)%
Non-interest bearing customer deposits	2,684.5			2,645.9			2,622.4		
Other liabilities	249.5			238.2			263.6		
Total liabilities	$ 13,084.5			$ 13,010.3			$ 12,854.4		
Shareholders' equity	1,131.4			1,105.6			1,013.5		
Total liabilities and shareholders' equity	$ 14,215.8			$ 14,116.0			$ 13,868.0		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,609.5			$ 3,544.8			$ 3,468.8		
Net interest margin		$ 93.3	2.75 %		$ 92.6	2.69 %		$ 89.3	2.70 %

19

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2026	2025				2024			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Interest Income	$ 93.3	$ 92.6	$ 92.7	$ 89.4	$ 89.3	$ 88.6	$ 88.1	$ 87.4	$ 87.1
Non-Interest Income	62.6	66.3	61.2	57.0	58.4	63.2	56.0	55.6	55.1
Prov. for Credit (Losses) Recovery	(1.4)	0.2	(0.6)	(0.2)	0.4	(0.3)	(1.3)	(0.5)	0.4
Non-Interest Expenses*	91.9	95.3	92.2	93.0	94.4	92.2	90.0	92.1	89.4
Other Gains (Losses)	—	—	(0.1)	0.1	—	0.1	(0.1)	0.1	0.2
Net Income	$ 62.6	$ 63.8	$ 61.1	$ 53.3	$ 53.8	$ 59.6	$ 52.7	$ 50.6	$ 53.4
Non-Core Items**	$ 0.6	$ —	$ 2.2	$ 0.4	$ 2.9	$ —	$ 0.1	$ 0.8	$ 1.6
Core Net Income**	$ 63.2	$ 63.8	$ 63.3	$ 53.7	$ 56.7	$ 59.6	$ 52.8	$ 51.4	$ 55.0

Key Metrics									
Loan Yield	5.84 %	6.01 %	6.24 %	6.31 %	6.32 %	6.43 %	6.64 %	6.65 %	6.58 %
Securities Yield	2.78	2.72	2.67	2.67	2.68	2.51	2.39	2.30	2.23
Cost of Deposits	1.24	1.37	1.47	1.56	1.60	1.73	1.91	1.89	1.78
Net Interest Margin	2.75	2.69	2.73	2.64	2.70	2.61	2.61	2.64	2.68
Core Efficiency Ratio**	56.4	57.2	56.2	61.1	59.8	58.2	60.2	61.8	59.8
Core ROATCE**	24.1	24.6	25.5	22.3	24.2	25.2	22.5	23.3	24.5
Fee Income Ratio	40.6	41.7	39.9	39.0	39.4	41.7	39.2	39.0	38.6
Fully Diluted Share Count (in millions of common shares)	40.9	41.4	41.9	42.7	43.6	44.6	45.6	46.3	47.2

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

21 (in millions of US Dollars, unless otherwise indicated) 2026 2025 2024 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Asset Management $ 10.4 $ 10.4 $ 9.9 $ 9.4 $ 9.5 $ 9.1 $ 9.5 $ 8.9 $ 8.8 Banking 16.3 19.7 17.8 14.7 15.1 21.2 14.4 13.8 14.3 FX Revenue 14.6 13.7 13.2 12.0 13.7 13.2 12.2 12.6 13.2 Trust 16.7 17.6 16.2 16.4 15.6 15.1 15.8 15.4 15.0 Custody & Other Admin. 3.7 4.0 3.1 3.2 3.5 3.6 3.5 3.4 3.3 Other 1.0 0.8 0.8 1.4 1.0 0.9 0.7 1.6 0.4 Total Non-Interest Income $ 62.6 $ 66.3 $ 61.2 $ 57.0 $ 58.4 $ 63.2 $ 56.0 $ 55.6 $ 55.1 Non-Interest Expense Salaries & Benefits* $ 46.1 $ 46.7 $ 47.9 $ 46.7 $ 46.9 $ 44.7 $ 44.7 $ 44.8 $ 43.8 Technology & Comm. 15.4 16.7 16.0 16.3 16.0 16.6 16.5 16.9 16.1 Professional & O/S Services 5.5 6.4 5.0 5.2 5.4 5.7 4.8 6.7 5.5 Property 7.7 8.4 8.2 8.8 8.7 8.6 8.6 8.2 8.7 Indirect Taxes 6.9 5.4 5.5 5.8 6.5 5.3 5.5 5.6 6.3 Marketing 1.8 1.9 1.4 1.7 1.8 2.4 1.3 1.6 1.3 Intangible Amortization 2.0 2.2 2.0 2.0 1.9 2.2 1.9 1.9 1.9 Other 5.1 5.4 4.8 5.3 6.0 5.2 5.6 5.5 4.9 Total Non-Interest Expense $ 90.5 $ 93.1 $ 90.8 $ 91.8 $ 93.2 $ 90.6 $ 88.8 $ 91.1 $ 88.5 Income Taxes 1.4 2.2 1.4 1.2 1.2 1.5 1.2 0.9 0.9 Total Expense incld. Taxes $ 91.9 $ 95.3 $ 92.2 $ 93.0 $ 94.4 $ 92.2 $ 90.0 $ 92.1 $ 89.4 *Includes non-service employee benefits Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2026 2025 2024 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits* $ 46.1 $ 46.7 $ 45.8 $ 46.4 $ 44.1 $ 44.7 $ 44.7 $ 44.7 $ 42.5 Technology & Comm. 15.4 16.7 16.0 16.3 16.0 16.6 16.5 16.9 16.1 Professional & O/S Services 5.0 6.4 4.9 5.1 5.4 5.7 4.7 6.1 5.2 Property 7.7 8.4 8.2 8.8 8.7 8.6 8.6 8.2 8.7 Indirect Taxes 6.9 5.4 5.4 5.8 6.3 5.3 5.5 5.5 6.3 Marketing 1.8 1.9 1.4 1.7 1.8 2.4 1.3 1.6 1.3 Intangible Amortization 2.0 2.2 2.0 2.0 1.9 2.2 1.9 1.9 1.9 Other 5.1 5.4 4.8 5.3 6.0 5.2 5.6 5.5 4.9 Total Core Non-Interest Expense** $ 89.9 $ 93.1 $ 88.5 $ 91.4 $ 90.3 $ 90.6 $ 88.6 $ 90.3 $ 86.9 Income Taxes 1.4 2.2 1.4 1.2 1.2 1.5 1.2 0.9 0.9 Total Core Expense incld. Taxes** $ 91.3 $ 95.3 $ 89.9 $ 92.6 $ 91.5 $ 92.1 $ 89.8 $ 91.2 $ 87.8 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 23-24 Core Non-Interest Expense** Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2026	2025			
		Q1	Q4	Q3	Q2	Q1
Net income	A	$ 62.6	$ 63.8	$ 61.1	$ 53.3	$ 53.8
Non-core (gains), losses and expenses						
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	—	2.2	0.4	2.9
Business acquisition costs		0.6	—	—	—	—
Total non-core expenses	C	$ 0.6	$ —	$ 2.2	$ 0.4	$ 2.9
Total non-core (gains), losses and expenses	D=B+C	0.6	—	2.2	0.4	2.9
Core net income to common shareholders	E=A+D	$ 63.2	$ 63.8	$ 63.3	$ 53.7	$ 56.7
Average shareholders' equity		1,148.0	1,117.3	1,076.2	1,055.0	1,041.3
Average common equity	F	1,148.0	1,117.3	1,076.2	1,055.0	1,041.3
Less: average goodwill and intangible assets		(86.0)	(87.2)	(90.0)	(91.2)	(89.2)
Average tangible common equity	G	1,062.0	1,030.1	986.2	963.8	952.1
Return on equity	A/F	22.1 %	22.7 %	22.5 %	20.3 %	20.9 %
Core return on average tangible common equity	E/G	24.1 %	24.6 %	25.5 %	22.3 %	24.2 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	40.9	41.4	41.9	42.7	43.6
Earnings per common share fully diluted	A/H	1.53	1.54	1.46	1.25	1.23
Non-core items per share	D/H	0.02	—	0.05	0.01	0.07
Core earnings per common share fully diluted	E/H	1.55	1.54	1.51	1.26	1.30
Core return on average tangible assets						
Total average assets	I	$ 14,272.0	$ 14,173.2	$ 14,016.6	$ 14,111.5	$ 13,993.7
Less: average goodwill and intangible assets		(86.0)	(87.2)	(90.0)	(91.2)	(89.2)
Average tangible assets	J	$ 14,186.1	$ 14,085.9	$ 13,926.6	$ 14,020.3	$ 13,904.5
Return on average assets	A/I	1.8 %	1.8 %	1.7 %	1.5 %	1.6 %
Core return on average tangible assets	E/J	1.8 %	1.8 %	1.8 %	1.5 %	1.7 %

23

Non-GAAP Reconciliation (continued)

(in millions of US Dollars, unless otherwise indicated)		2026	2025			
		Q1	Q4	Q3	Q2	Q1
Tangible equity to tangible assets						
Shareholders' equity	K	$ 1,136.1	$ 1,141.9	$ 1,106.0	$ 1,069.1	$ 1,057.8
Less: goodwill and intangible assets		(83.9)	(86.8)	(88.8)	(92.2)	(89.7)
Tangible common equity	L	1,052.2	1,055.1	1,017.1	977.0	968.1
Total assets	M	14,424.8	14,094.9	14,086.4	14,185.0	14,019.8
Less: goodwill and intangible assets		(83.9)	(86.8)	(88.8)	(92.2)	(89.7)
Tangible assets	N	$ 14,340.8	$ 14,008.1	$ 13,997.5	$ 14,092.8	$ 13,930.1
Tangible common equity to tangible assets	L/N	7.3 %	7.5 %	7.3 %	6.9 %	6.9 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	39.6	39.9	40.6	41.1	42.2
Tangible book value per common share	L/O	26.56	26.41	25.06	23.77	22.94
Efficiency ratio						
Non-interest expenses		$ 90.5	$ 93.1	$ 90.8	$ 91.8	$ 93.2
Less: Amortization of intangibles		(2.0)	(2.2)	(2.0)	(2.0)	(1.9)
Non-interest expenses before amortization of intangibles	P	88.5	90.9	88.8	89.8	91.3
Non-interest income		62.6	66.3	61.2	57.0	58.4
Net interest income before provision for credit losses		93.3	92.6	92.7	89.4	89.3
Net revenue before provision for credit losses and other gains/losses	Q	$ 155.9	$ 158.9	$ 153.9	$ 146.4	$ 147.8
Efficiency ratio	P/Q	56.8 %	57.2 %	57.7 %	61.3 %	61.8 %
Core efficiency ratio						
Non-interest expenses		$ 90.5	$ 93.1	$ 90.8	$ 91.8	$ 93.2
Less: non-core expenses	(C)	(0.6)	—	(2.2)	(0.4)	(2.9)
Less: amortization of intangibles		(2.0)	(2.2)	(2.0)	(2.0)	(1.9)
Core non-interest expenses before amortization of intangibles	R	88.0	90.9	86.6	89.4	88.4
Net revenue before provision for credit losses and other gains/losses	Q	155.9	158.9	153.9	146.4	147.8
Core efficiency ratio	R/Q	56.4 %	57.2 %	56.2 %	61.1 %	59.8 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)